Exhibit 99.36

GRANDE WEST PARTNERS WITH HOFER POWERTRAIN FOR EV DRIVETRAIN SYSTEM INTEGRATION AND IMPLEMENTATION

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – November 4, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that it has partnered with hofer powertrain, the German drivetrain system supplier, to integrate the electric vehicle powertrain and management solution into its Vicinity buses.

The drivetrain system specialist hofer powertrain will complete the system integration and validation of the Vicinity EV. This partnership will allow Grande West to expedite a full production model offered to customers for 2021 deliveries.

Hand-in-hand with hofer powertrain, Grande West is delivering the Vicinity LT, a fully electrified transit bus. In this partnership, Grande West will profit from hofer powertrains multiple decades of experience developing complete powertrain systems, including new energy solutions. Highly integrated electrification solutions, including transmission, electronics, software, e-motor, and system integration, are only a fractional part of the hofer powertrain expertise. This know-how will significantly benefit the overall energy efficiency of Grande West vehicles by optimizing weight, performance, and reliability through harnessing the full potential of system synergies. Part of the hofer powertrains task will be to seamlessly integrate the 400V LION Smart/BMW battery solution, as announced on October 30, 2020.

“We will ensure that Grand West vehicles achieve an outstanding overall energy efficiency by cutting edge technology based on our in-depth system capabilities,” said Johann Hofer, CEO of hofer powertrain.

William Trainer, the CEO, has quoted, “We are very excited about the New Vicinity EV product, and so are our customers. We have taken our time to research and develop the Vicinity EV and partnered with the global industry elite to bring the highest quality, proven automotive technology to the transit market. This strategy will allow us to stay technologically advanced and competitively priced using high-quality automotive “off-the-shelf” components. The Vicinity EV brings our customers ease of use without high cost proprietary technology and industry standardized charging outlets. Hofer Powertrain has worked with many of the world’s largest automotive OEM manufacturers and is an authorized supplier and validator for BMW, Volkswagen, Audi, Porsche, Lamborghini, and others. We are very proud to be partnered with industry leader hofer powertrain.”

About hofer powertrain

With 15 locations across the world, including North America, hofer is the system supplier of efficient powertrain solutions in electrification and hybridization. As an established and independent partner of the mobility industry, hofer powertrain has provided pioneering technologies and products to companies worldwide for more than 35 years. Accomplished by our experienced teams of experts specialized in the development, industrialization, and production of powertrain systems.

For over 35 years, hofer powertrain has offered custom-designed solutions for its customers and partners to convert engine performance reliably and efficiently into drive torque. In doing so, we expanded our know-how from the conventional manual transmission to advanced dual-clutch transmissions to the latest and future-oriented solutions for hybrid and electric powertrains.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built Vicinity heavy-duty bus available in clean diesel, gas, and CNG drive systems. The Vicinity LT EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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